Lehman Brothers Holdings Inc.
                       3 World Financial Center, 24th Floor
                                New York, NY 10285


                          OFFICE OF THE GENERAL COUNSEL


                                                           November 12, 1996



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attn:  Document Control--EDGAR

                             Re: SCHEDULE 13G Amendment No. 1


Dear Commissioner:

         On behalf of Lehman Brothers Holdings Inc. (the "Reporting Person"), submitted in electronic form for filing, is an Amendment No. 1 to a Schedule 13G relating to the Reporting Person's ownership of 3.875% Series D, Convertible Preferred Stock of Federal Mogul Corp.

         If you have any questions regarding this filing, please contact the undersigned at (212) 526-1911.



                                                           Very truly yours,

                                                           /s/ Karen C. Manson
                                                           ------------------
                                                           Karen C. Manson
                                                           Vice President
                                                           Secretary


Enclosure

cc:      Federal Mogul Corp.
         New York Stock Exchange